UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) May 19, 2021

GENERATION INCOME PROPERTIES, INC.

(Exact name of issuer as specified in its charter)

Maryland	47-4427295
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

401 East Jackson Street, Suite 3300

Tampa, FL 33602

(Full mailing address of principal executive offices)

(813)-448-1234

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Shares

Item 9.	Other Events

Results of Operations and Financial Condition.

May 19, 2021 Generation Income Properties (the “Company”) issued a press release describing its 2021 first-quarter financial results. The press release is furnished as Exhibit 15.1 to this report and is hereby incorporated by reference.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Circular, as such factors may be updated from time to time in our periodic filings and Offering Circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibits:

Number	Description of Exhibit

15.1	Press Release dated May 19, 2021 - Announcement of First Quarter 2021 Financial Results

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENERATION INCOME PROPERTIES, INC.

By:      /s/ Richard Russell

Richard Russell

Chief Financial Officer

Date:  May 19, 2021